Exhibit 99.2

GRANITE REAL ESTATE INVESTMENT TRUST

(“Granite REIT”)

and

GRANITE REIT INC.

(“Granite GP”)

Report of Voting Results for Annual General and Special Meetings of Stapled Unitholders

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the joint annual general and special meetings (the “Meetings”) of holders of stapled units (“Stapled Units”) of Granite REIT and Granite GP (together, “Granite”) held on June 6, 2024.

A total of 49,511,964 stapled units (78.11% of outstanding stapled units) were represented in person or by proxy at the Meetings.

1.

Each of the nominees listed in Granite’s Management Information Circular dated April 10, 2024 were elected as trustees of Granite REIT and directors of Granite GP to hold office until the next annual general meeting or until their successors are duly elected or appointed. The outcome of the vote was as follows:

	As Trustee of Granite REIT				As Director of Granite GP
Nominee	Votes For	%	Votes Withheld	%	Votes For	%	Votes Withheld	%
Peter Aghar	49,190,867	99.92	40,777	0.08	49,189,797	99.91	41,847	0.09
Robert D. Brouwer	49,188,272	99.91	43,372	0.09	49,185,167	99.91	46,477	0.09
Remco Daal	49,193,094	99.92	38,550	0.08	49,192,744	99.92	38,900	0.08
Kevan Gorrie	49,184,704	99.90	46,940	0.10	49,184,969	99.91	46,675	0.09
Fern Grodner	49,182,209	99.90	49,435	0.10	49,184,111	99.90	47,533	0.10
Kelly Marshall	49,137,863	99.81	93,781	0.19	49,135,980	99.81	95,664	0.19
Al Mawani	49,181,539	99.90	50,105	0.10	49,182,571	99.90	49,073	0.10
Sheila A. Murray	48,462,184	98.44	769,460	1.56	48,461,185	98.44	770,459	1.56
Emily Pang	49,154,843	99.84	76,801	0.16	49,153,941	99.84	77,703	0.16
Jennifer Warren	49,191,942	99.92	39,702	0.08	49,191,571	99.92	40,073	0.08

2.

Deloitte LLP was re-appointed as auditor of each of Granite REIT and Granite GP until the next annual general meeting or until a successor is appointed, and the board of directors of Granite GP was authorized to fix the remuneration of the auditor of Granite GP. The outcome of the vote was as follows:

	Votes For	%	Votes Withheld	%
Re-appointment of Deloitte LLP as Auditors of Granite REIT	49,445,325	99.87	64,723	0.13
Re-appointment of Deloitte LLP as Auditors of Granite GP and authorization of the directors of Granite GP to fix the remuneration of Deloitte LP	49,444,857	99.87	65,190	0.13

3.	The non-binding advisory resolution on Granite’s approach to executive compensation was passed as follows:

	Votes For	%	Votes Against	%
Non-binding advisory resolution on Granite’s approach to executive compensation	47,629,304	96.75	1,602,340	3.25

4.	The special resolution approving the arrangement resolution of Granite REIT was passed as follows:

	Votes For	%	Votes Against	%
Special resolution approving the arrangement resolution of Granite REIT, as described in Appendix “C” to the Circular	49,043,705	99.62	187,839	0.38

5.	The special resolution approving the arrangement resolution of Granite GP was passed as follows:

	Votes For	%	Votes Against	%
Special resolution approving the arrangement resolution of Granite GP, as described in Appendix “C” to the Circular	49,034,278	99.60	197,366	0.40

DATED as of this 6th day of June, 2024.

GRANITE REAL ESTATE INVESTMENT TRUST

By:	(signed) “Kevan Gorrie”
Kevan Gorrie
President and Chief Executive Officer

GRANITE REIT INC.

By:	(signed) “Kevan Gorrie”
Kevan Gorrie
President and Chief Executive Officer